UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)1

Dynamic Materials Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

267888105

(CUSIP Number)

Francois Schwartz SNPE 12, Quai Henri IV 75181 Paris Cedex 04, France 011-33-1-4804-6554	with a copy to:	Joseph Maloney Orrick, Herrington & Sutcliffe LLP 666 Fifth Avenue New York, New York 212-506-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

____________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 267888105		Page 2 of 7 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SNPE, Inc. IRS No. 22-2651646
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,926,982
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 5,926,982
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,926,982
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE S (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 267888105		Page 3 of 7 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFIGEXI IRS No. 22-2651646
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,926,982
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 5,926,982
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,926,982
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE S (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 267888105		Page 4 of 7 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SNPE IRS No. 22-2651646
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,926,982
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 5,926,982
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,926,982
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE S (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.	Security and Issuer.

This Amendment Number 3 (“Amendment No. 3”) to the Schedule 13D originally filed by SNPE, Inc., SOFIGEXI, and SNPE (collectively, the “Stockholder”), relates to the Common Stock, $.05 par value (the “DMC Common Stock”), of Dynamic Materials Corporation, a Delaware corporation, (the “Issuer”). The address of the principal executive offices of the Issuer is 5405 Spine Road, Boulder, Colorado 80301. This Amendment No. 3 is being filed to reflect certain changes to Items 4, 5 and 6.

Item 4.	Purpose of Transaction

On June 14, 2000, SNPE, Inc. and the Issuer consummated a Stock Purchase Agreement dated as of January 20, 2000, pursuant to which SNPE, Inc. purchased 2,109,091 shares of DMC Common Stock for approximately $5.8 million (the “Purchase”), giving SNPE, Inc. control over the Issuer. In addition, in connection with the Purchase, SNPE, Inc. purchased from the Issuer a five-year, 5% Convertible Subordinated Note (the “Note”), convertible in whole or in part into DMC Common Stock by SNPE, Inc. at a conversion price of $6 per share, with an aggregate principal amount of $1.2 million. On June 20, 2000, SNPE, Inc. purchased an additional 248,000 shares of DMC Common Stock for an aggregate purchase price of $405,480 in a privately negotiated purchase. On June 8, 2005, the Note was converted into 200,000 shares of DMC Common Stock.

Prior to the Purchase, in December 22, 1999 SNPE, Inc. acquired 406,400 shares of DMC Common Stock from Nobel Explosifs France, another wholly-owned subsidiary of SNPE, at a price of $1.44 per share, in a transaction executed for internal accounting purposes.

On October 5, 2005, the board of directors of the Issuer effected a 2 for 1 split of the DMC Common Stock (the “Stock Split”). After giving effect to the Stock Split, the Stockholder beneficially holds an aggregate of 5,926,982 shares of DMC Common Stock.

The Stockholder is currently exploring the sale of up to all of its shares of DMC Common Stock in an underwritten secondary offering. The Stockholder is evaluating the opportunity and has engaged in discussions with the Issuer and potential underwriters in connection with such a sale. The Stockholder intends to relinquish control of the Issuer and fully liquidate its equity interest in connection with such an offering. The stockholder has not entered into any binding agreements or arrangements in connection with such potential sale.

Item 5.	Interest in Securities of the Issuer.

(a)          After giving effect to the Stock Split, the Stockholder beneficially holds an aggregate of 5,926,982 shares of DMC Common Stock. This position currently represents 50.4% of the 11,758,920 shares of DMC Common Stock currently outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 1 of this Amendment No. 3, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SNPE, Inc.

February 28, 2006	By: /s/ François Schwartz
Date	François Schwartz
Chairman of the Board and CEO

SOFIGEXI

February 28, 2006	By: /s/ François Schwartz
Date	François Schwartz
Président Directeur Général

SNPE

February 28, 2006	By: /s/ François Schwartz
Date	François Schwartz
Corporate Senior Vice President and Chief Financial Officer